EXHIBIT 12

CONEXANT SYSTEMS, INC.
STATEMENT RE: COMPUTATION OF RATIOS
Nine Months Ended June 30, 2002
(unaudited, dollars in thousands)

RATIO OF EARNINGS TO FIXED CHARGES:

Earnings:

Loss from continuing operations before income taxes	$(638,169)

Add: Fixed charges	29,710

Equity in losses of equity method investees	1,749

$(606,710)

Fixed charges:

Interest expense	$21,268

Amortized debt issuance costs	2,285

Interest portion of rental expense	6,157

$29,710

Ratio of earnings to fixed charges	— (1)

(1)	For the nine months ended June 30, 2002, the Company had a deficiency of earnings compared to its fixed charges of $636.4 million.